EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of The Newark Group, Inc. on Form S-4 of our report dated August 5, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the change in method of accounting for derivative instruments and hedging activities, the change in method of accounting for goodwill and other intangible assets, the change in method of computing depreciation expense, the change in method of calculating LIFO reserves, and the restatement of the consolidated statements of cash flows for the years ended April 30, 2003 and 2002), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

September 7, 2004